SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                     Schedule 13D


                       Under the Securities Exchange Act of 1934
                                    (Amendment No. 7)*


                            American Industrial Properties REIT
                                      (Name of Issuer)

                                Shares of Beneficial Ownership
                                (Title of Class of Securities)

                                       026791103000
                                      (CUSIP Number)
   Rosenman & Colin
   Natalie I. Koether, Esq.
   56 Pennbrook Road, Far Hills, New Jersey 07931             (908) 766-4101
                  (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                                    October 10, 1994
                         (Date of Event which Requires Filing
                                     of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on following page(s))

                                Page 1 of 10 Pages

CUSIP No.  0267911030000
                                                             Page  2  of  10

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Holdings, Inc.     95-3419191

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)  X
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

7  SOLE VOTING POWER

       870,000

8  SHARED VOTING POWER

9  SOLE DISPOSITIVE POWER

       870,000

10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  870,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  9.586%
14  TYPE OF REPORTING PERSON*

                         CO
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 7 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, on behalf of American Holdings, Inc. ("AmHold") with regard to the Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT (the "Trust" or "American Industrial"), a Texas real estate investment trust. The capitalized terms used herein, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration.

        Since the date of the last filing, AmHold has acquired an additional 20,000 Shares at an aggregate purchase price of $27,915.00, including any brokerage commissions. AmHold utilized working capital for the purchase of these Shares.

Item 4. Purpose of Transaction.

        Item 4 is amended hereby to add the following:
        AmHold has determined to solicit proxies in opposition to the election of management's nominees as Trust Managers at the Annual Meeting scheduled for November 21, 1994. In connection therewith, AmHold has demanded a copy of the Trust's Shareholders list. A copy of the demand letter has been attached as Exhibit G. AmHold has not selected its nominees.

Item 5. Interest in Securities of the Issuer.
        Item 5 is amended hereby to add the following:
        (a) As of the close of business on October 10, 1994, AmHold beneficially owned 870,000 Shares representing 9.586% of the 9,075,400 Shares reported as outstanding in the Trust's proxy statement dated September 29, 1994.
        (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment is incorporated herein by reference.

        (c) Exhibit C hereto sets forth the date and purchase price of all transactions in Shares effected by AmHold in the sixty days preceding the date of this Amendment and not previously reported. Unless otherwise indicated, all Shares were purchased on the New York Stock Exchange.

Item 7. Material to be filed as Exhibits.

        Exhibit C               Transactions in Shares effected in the past
                                60 days and not previously reported.
        Exhibit G               Letter to the management of the Trust dated
                                October 10, 1994.

                                     EXHIBIT C




                                          Number of                 Price
Purchaser                 Date          Shares Purchased           Per Share*

AmHold                  09/30/94             5,000                 $1.375
                        10/03/94             2,000                  1.375
                        10/03/94               200                  1.375
                        10/04/94             2,100                  1.375
                        10/05/94             3,800                  1.375
                        10/06/94             6,900                  1.375



*Exclusive of brokerage commissions.

                                                SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 10, 1994

                                                       AMERICAN HOLDINGS, INC.



                                                  By:   /s/ Mark Koscinski
                                                            Mark Koscinski
                                                            Vice President

                                            October 10, 1994


VIA FAX and FEDERAL EXPRESS


American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas 75063

Attention:  Charles W. Wolcott, President

                            Re:   Shareholder List

Dear Mr. Wolcott:

    American Holdings, Inc., a Delaware corporation ("AmHold"), owns more than 5% of the outstanding Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT (the "Trust") and currently intends to solicit proxies in connection with the Trust's Annual Meeting scheduled for November 21, 1994 (the "Meeting"). On behalf of AmHold, demand is made hereby pursuant to Section 18 of the Texas Real Estate Investment Trust
Act (Article 6138A, Vernon's Texas Civil Statutes), that the Trust provide to AmHold the following (collectively, the "List"):

      (a) A complete record or list of the holders of Shares, certified by the Trust or its transfer agent, showing the name and address of each holder of Shares, the account number of the holder and the number of Shares registered in the name of each such holder as of September 29, 1994 or any later date (the "Record Date") fixed by the Trust for determining those shareholders of the Trust entitled to vote at the Meeting;

     (b) A magnetic computer tape list of the holders of Shares as of the Record Date, showing the names, addresses, account number and number of Shares held by such holders, together with such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

American Industrial Properties REIT
October 10, 1994
Page 2




     (c) All information in or which comes into the possession or control of the Trust, or which can reasonably be obtained from nominees of any central certificate depositary system, concerning the identity and holdings of brokerage and financial institutions holding Shares through depositaries or nominees, such as Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and any other or similar nominees;

    (d) A list or lists containing the name, address and number of Shares attributable to any participant in any Trust employee stock ownership, dividend reinvestment or other plan in which the decision how to vote at the Meeting is made, directly or indirectly, individually or collectively, by the participants in the plan; and

     (e) All information in or which comes into the Trust's possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting and acquiescing beneficial owners of Shares in the format of a printout in descending order balance (such information being readily available to the Trust under Rule 14b-1(c) or Rule 14b(21(c) of the Securities Exchange Act of 1934 from ADP Proxy Services or similar entities).

    AmHold further demands that modifications of, additions to or deletions from any and all records referred to in paragraphs (a) through (e) above as of the date of the List referred to above to the date of the Meeting be immediately furnished to AmHold, as such modifications, additions or deletions become available to the Trust or its agents or representatives through the date of the Meeting.

    AmHold has advised that it will reimburse the Trust for its reasonable out-of-pocket costs incurred in obtaining and providing the List requested hereby.

    Enclosed herewith is an affidavit to the effect that AmHold intends to use the List for the sole purpose of soliciting proxies and otherwise communicating with Shareholders regarding the matters to be voted upon at the Meeting and that AmHold will not use or disclose the List other than for such purpose.

American Industrial Properties REIT
October 10, 1994
Page 3




    The List should be sent by Federal Express to American Holdings, Inc., 376 Main Street, Bedminster, New Jersey 07921, to the attention of
John W. Galuchie, Jr., Executive Vice President.

    Questions regarding the form and arrangements for delivery of the List should be directed to Mr. Galuchie at (908) 234-9220. Other questions may be directed to the undersigned at (908) 766-7220.

                                                        Very truly yours,



                                                        Paul O. Koether

POK/mdr
Enclosure

                       AFFIDAVIT OF OFFICER OF AMERICAN HOLDINGS, INC.


STATE OF NEW JERSEY )
                                  )  ss.:
COUNTY OF SOMERSET )


     I, Paul O. Koether, as Chairman of the Board and President of
American Holdings, Inc., a Delaware corporation ("AmHold"), having been duly sworn, hereby state on oath that the following statements are true and correct:

          (1) I am Chairman of the Board and President of AmHold which has requested information (the "List") concerning the ownership of Shares of Beneficial Interest (the "Shares") of American Industrial Properties REIT (the "Trust");

          (2)   Amhold owns more than 5% of the outstanding Shares;

          (3) AmHold intends to use the List requested in AmHold's letter to the Trust dated October 10, 1994 for the sole propose of soliciting proxies and communicating with the Shareholders of the Trust regarding the matters to be voted on at the annual meeting to be held on November 21, 1994.

                   (i) AmHold will not use the List (or any information therein) for any purpose other than to communicate with Shareholders of the Trust except for the purposes set forth above; and

                  (ii) AmHold will not disclose the List (or any information therein) to any person other than AmHold's employees or agents to the extent necessary to effectuate AmHold's communication with Shareholders.

                                  ______________________________________
                                  Paul O. Koether, Chairman of the Board
                                  and President of American Holdings, Inc.


          SWORN TO AND SUBSCRIBED BEFORE ME by PAUL O. KOETHER,
Chairman of the Board and President of American Holdings, Inc., this 10th day of October 1994, to certify which witness my hand and seal of office.

                                 ___________________________________________
                                   NOTARY PUBLIC, STATE OF NEW JERSEY